aFiled Pursuant to Rule 424(b)(3)
Registration No. 333-258018
PROSPECTUS SUPPLEMENT NO. 4
To Prospectus dated July 30, 2021
PLAYSTUDIOS, Inc.
Up to 107,495,199 Shares of Class A Common Stock
Up to 10,996,631 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 3,821,667 Warrants
This prospectus supplement no. 4 is being filed to update and supplement the information contained in the prospectus dated July 30, 2021 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-258018) with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on December 21, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 10,996,631 shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”), which consists of (i) up to 7,174,964 shares of our Class A common stock that are issuable upon the exercise of 7,174,964 warrants (the “Public Warrants”) by the holders thereof and (ii) up to 3,821,667 shares of Class A common stock that are issuable upon the exercise of 3,821,667 warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”).
The Prospectus and this prospectus supplement also relate to the resale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 107,495,199 shares of Class A common stock, including up to 10,693,624 shares of Class A common stock issuable as Earnout Shares (as defined in the Prospectus) and 1,444,962 shares of Class A common stock issuable upon the exercise of 1,444,962 options to purchase shares of Class A common stock (the “Class A Option Shares”) and (ii) 3,821,667 Private Placement Warrants. The shares of Class A common stock registered include 21,348,205 shares issuable upon conversion of: (i) 16,130,300 shares of our Class B common stock, par value $0.0001 per share (the “Class B common stock” and, together with the Class A common stock, our “common stock”), issued to Andrew S. Pascal, our Chairman of the Board and Chief Executive Officer, (ii) 3,026,112 shares of Class B common stock issuable as Earnout Shares and (iii) 2,191,793 shares of Class B common stock issuable upon the exercise of 2,191,793 options to purchase shares of Class B common stock (the “Class B Option Shares”, and together with the Class A Option Shares, the “Option Shares”). We will not receive any proceeds from the sale of shares of common stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Options Shares or Warrants.
The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to twenty votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock, all of which are held by Mr. Pascal and certain of his affiliates, represent approximately 74.6% of the voting power of our outstanding capital stock as of December 23, 2021.
We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Class A common stock or Private Placement Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Class A common stock or Private Placement Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell the shares of Class A common stock or Private Placement Warrants in the section titled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 27, 2021.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.
Our Class A common stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “MYPS”, and our Public Warrants are currently listed on The Nasdaq Global Market under the symbol “MYPSW”. On December 23, 2021, the closing price of our Class A common stock was $4.18 and the closing price for our Public Warrants was $0.56.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 27, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

December 20, 2021
Date of Report (date of earliest event reported)

PLAYSTUDIOS, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39652	98-1606155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10150 Covington Cross Drive, Las Vegas, Nevada		89144
(Address of Principal Executive Offices)		(Zip Code)
Registrant's telephone number, including area code: (725) 877-7000

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	MYPS	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	MYPSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On December 20, 2021, William (Bill) J. Hornbuckle notified PLAYSTUDIOS, Inc. (the “Company”) of his resignation from the Board of Directors, effective immediately. Mr. Hornbuckle’s resignation was not the result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies or practices of the Company.
On December 21, 2021, the Board of Directors of the Company appointed Mr. Steve Zanella as a Director to fill the vacancy left by Mr. Hornbuckle’s resignation for the remainder of his term. The Company entered into its standard form of indemnity agreement with Mr. Zanella.
Steve Zanella, 52, is the Chief Commercial Officer at MGM Resorts, where he oversees Public Relations, Marketing, Direct Marketing, Group Sales, Social Media, Sports & Sponsorships, Loyalty and Commercial Strategy. Mr. Zanella was a member of the board of directors of then-PLAYSTUDIOS, Inc. from June of 2020 through the closing of its SPAC transaction with Acies Acquisition Corp. in June of 2021. Prior to taking on his current role with MGM Resorts, Mr. Zanella served as President & COO of CityCenter from 2019 to 2020, where he oversaw daily operations and provided strategic direction for the ultra-luxury resorts, which includes Aria Resort & Casino and Vdara Hotel & Spa. From 2016 to 2019, Mr. Zanella served as President of Core Properties which included managing a portfolio of Las Vegas properties and several corporate departments. From 2013 to 2016, Mr. Zanella held the position of President & Chief Operating Officer of MGM Grand Detroit where he was responsible for the day-to-day operations of one of the most dynamic resorts in the region. In addition to overseeing all resort operations and guiding the property’s strategic direction, he cultivated MGM Grand Detroit’s guest service culture and fostered open communication and teamwork within the property and across the company. A veteran of the hospitality industry with more than 30 years of experience, he joined MGM Resorts in 1991 as a participant in the Management Associate Program, which is a hands-on training curriculum for college graduates. In his tenure with the company, Mr. Zanella has also served as Senior Vice President of Marketing for MGM Grand Las Vegas, Vice President of Slots at Beau Rivage, Director of Slot Marketing and Player Development also at Beau Rivage and Domestic Marketing Administrator for Table Games Marketing at The Mirage. Mr. Zanella received his bachelor’s degree in Hotel Administration from the University of Nevada, Las Vegas. In 2014 he earned a Master in Business Administration degree from the University of Michigan’s Stephen M. Ross School of Business.
Item 9.01. Financial Statements and Exhibits
(d)Exhibits

Exhibit Number	Description
10.1	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K filed June 25, 2021).
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: December 27, 2021

PLAYSTUDIOS, Inc.

By:	/s/ Joel Agena
	Name:	Joel Agena
	Title:	Vice President, Legal Counsel
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